SKANSKA

Skanska AB

SE-169 83 Solna
Sweden

www.skanska.com

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA

06017273

Date
September 22, 2006

Our contact
Marianne Bergström

SEC MAIL
OCT 02 2006
WASH. D.C.

Re: File Number 82-34932, Skanska AB

Please find enclosed our Press Releases published September 21 and 22, 2006.

Best regards,

Skanska AB

Marianne Bergström

SUPPL

Published	Item	Document name	Required by
September 21, 2006	Press Release	Skanska to renovate hotel in Atlanta for USD 63 M, about SEK 470 M	law and by the listing agreement with Stockholm Stock Exchange
September 22, 2006	Press Release	Skanska receives two contracts for new Yankee Stadium – Skanska's contracts totaling USD 81 M, about SEK 607 M	law and by the listing agreement with Stockholm Stock Exchange
September 22, 2006	Press Release	Skanska sells holding in UK PPP project for SEK 96 million	law and by the listing agreement with Stockholm Stock Exchange

PROCESSED
OCT 04 2006
THOMSON
FINANCIAL

Dew 10/3

SKANSKA

Press Release

September 22, 2006

Skanska sells holding in UK PPP project for SEK 96 Million

Skanska is selling its 33 percent holding in the UK Public Private Partnership (PPP) project New Clinical Building at Kings College Hospital in Camberwell, South London. The sales price is corresponding to SEK 96 Million, and the capital gain amounts to SEK 64 Million, which will be included in earnings for the third quarter. The sales price exceeds the market value assessed by Skanska at year-end 2005 by 40 percent. The buyer is Infrastructure Investors, a British infrastructure fund.

Skanska was part of the original consortium that designed, constructed, financed and now operates the New Clinical Building at Kings College, within the framework of the UK PFI scheme for Private Public Partnerships. The consortium was awarded the project in late 1999, and the construction was completed in 2002.

"Our strategy is to build long term partnerships. This particular project was developed in the very early days of the UK PFI and we are proud to have played a key part in this project. Following completion of the development phase we are now focusing on strategic partnerships developed over the last few years and this sale aligns with that objective," says Simon Hipperson, President of Skanska Infrastructure Development.

Skanska is a leading Public Private Partnership (PPP) company in the United Kingdom. Skanska is responsible for the development of the Barts and The London new hospitals program, for which the construction contracts amount to about SEK13.6 billion – construction work started this spring.

For further information please contact:

Per-Lennart Berg, Deputy Press Officer, Skanska AB, +46 8 753 88 99
Alan Gillman, Executive Vice President, Skanska Infrastructure Development UK, tel +44 20 7429 4261

This and previous press releases are available at www.skanska.com

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 54,000 employees in selected home markets in Europe, in the US and Latin America. Sales in 2005 totaled USD 17 billion.

SKANSKA

Press Release

September 22, 2006

Skanska receives two contracts for new Yankee Stadium – Skanska's contracts totaling USD 81 M, about SEK 607 M

Skanska has been awarded two contracts for the new Yankee Stadium to be built in Bronx, New York. Under the first contract amounting to USD 65 M, about SEK 487 M, Skanska will furnish and install the structural steel and metal deck. Skanska is also responsible for the piling. This contract amounts to USD 16 M, approximately SEK 120 M. Both contracts are included in order bookings in the third quarter.

The client is Turner Construction which is the construction manager for the owner, the New York Yankees Partnership.

Skanska's assignment includes purchase, delivery and erection of the entire structural steel main framing and thereafter to mount the precast concrete stadia units. This involves about 13,000 tons of structural steel and some 1,700 concrete elements.

The steelwork will begin in 2007 and the new Yankee Stadium is scheduled to be completed for the start of the 2009 season. Under a separate contract, Skanska has also begun work on the piles for the new stadium, which requires both drilled and driven piles. This project is expected to be completed in five months.

The new Yankee Stadium is being constructed adjacent to the original stadium built in 1923. The stadium, the home field of the New York Yankees baseball team, was renovated by Skanska in 1970.

The exterior of the new stadium will replicate the original stadium's characteristic façade. The new Yankee Stadium will house 51,000 fans, slightly less than old stadium, but in better comfort.

In recent years, Skanska has built a number of stadiums in the US, such as the Reliant Stadium in Houston, Texas, the Gillette Stadium in Boston, Massachusetts, Philips Arena and Olympic Stadium, currently Turner Field, in Atlanta, Georgia, as well as a large number of stadiums at U.S. universities.

The projects will be implemented by Skanska USA Civil, which specializes in such infrastructure projects as transport construction, power generation, water treatment and water pollution control plants. With operations in the eastern US, Colorado and California, the company has some 4,000 employees.

For further information please contact:

Per-Lennart Berg, Deputy Press Officer, Skanska AB,
tel +46 8 753 88 99
Karen Diemer, Communications Manager, Skanska USA Civil,
tel +1 718 746 2785

This and previous releases can also be found at www.skanska.com

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 54,000 employees in selected home markets in Europe, in the US and Latin America. Sales in 2005 totaled USD 17 billion.

SKANSKA

Press Release

September 21, 2006

Skanska to renovate hotel in Atlanta for USD 63 M, about SEK 470 M

Skanska has secured a construction management assignment to renovate a large hotel in downtown Atlanta. The contract amounts to USD 63 M, about SEK 470 M, which will be included in order bookings for the third quarter.

The project pertains to the hotel's public areas and conference space. It involves demolition and construction of a new lobby, meeting rooms and restaurants. The hotel's conference area will be expanded by about 3,700 square meters and a new 2,300-square-meter ballroom, with nine-meter floor-to-ceiling windows.

Work began in August 2006 and will be carried out in two phases. The first will be concluded in June 2007 and the second in May 2008. The hotel will remain open during the entire construction period and work is being arranged so that the hotel guests are not inconvenienced.

Skanska USA Building is a leading national and local provider of construction, pre-construction consulting, general contracting and design-build services. The company also provides pharmaceutical validation services to clients. Customers represent a broad range of US industries, including life sciences, healthcare, education, electronics, aviation, transportation as well as sports and entertainment. The company is headquartered in Parsippany, New Jersey, and has approximately 3,800 employees. The company reported revenues in 2005 of about SEK 30 billion.

For further information please contact:

Tom Crane, Senior Vice President Communication, Skanska USA Building, tel + 973 753 3450
Per-Lennart Berg, Deputy Press Officer, Skanska AB, tel +46 8 753 88 99

This and previous releases can also be found at www.skanska.com

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 54,000 employees in selected home markets in Europe, in the US and Latin America. Sales in 2005 totaled USD 17 billion.